UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ARMATA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Innoviva, Inc.

1350 Old Bayshore Highway Suite 400

Burlingame, CA

877-202-1097

Attention: Pavel Raifeld

Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.     04216R 102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Innoviva, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 17,421,600 (1)

	8.	Shared Voting Power 46,756,659 (2)

	9.	Sole Dispositive Power 17,421,600 (1)

	10.	Shared Dispositive Power 46,756,659 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,178,259 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.3% (4)

14.	Type of Reporting Person
CO

(1)	Includes 8,710,800 shares of Common Stock owned by the Reporting Persons and 8,710,800 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

(2)	Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the exercise of certain conversion rights of the Reporting Persons in effect as of January 10, 2023 as disclosed on this Amendment No. 8 beneficially owned by the Reporting Persons.

(3)	See Item 5

(4)	Based on 36,144,706 shares of Common Stock outstanding as of November 4, 2022, as set forth on the Issuer’s Quarterly Report on Form 10-Q, plus 19,736,843 shares of Common Stock issuable upon the exercise of certain conversion rights of the Reporting Persons in effect as of January 10, 2023 as disclosed on this Amendment No. 8, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

CUSIP No.     04216R 102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Innoviva Strategic Opportunities LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,756,659 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,756,659 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,756,659 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.1%(3)

14.	Type of Reporting Person
OO

(1)	Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the exercise of certain conversion rights of the Reporting Persons in effect as of January 10, 2023 as disclosed on this Amendment No. 8 beneficially owned by the Reporting Persons.

(2)	See Item 5

(3)	Based on 36,144,706 shares of Common Stock outstanding as of November 4, 2022, as set forth on the Issuer’s Quarterly Report on Form 10-Q, plus 19,736,843 shares of Common Stock issuable upon the exercise of certain conversion rights of the Reporting Persons in effect as of January 10, 2023 as disclosed on this Amendment No. 8, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the “SEC”) by Innoviva, Inc. (“Innoviva”) on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva (“Innoviva Sub”), as further amended and supplemented by Amendment No. 3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 4 filed with the SEC on April 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 5 filed with the SEC on November 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 6 filed with the SEC on February 11, 2022 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 7 filed with the SEC on April 1, 2022 (the “Schedule 13D”), with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”), warrants to acquire additional shares of Common Stock of the Issuer (“Warrants”). Innoviva and Innoviva Sub (collectively, the “Reporting Persons”) are filing this amendment to reflect the acquisition by Innoviva Sub of secured convertible debt of the Issuer convertible into additional shares of Common Stock pursuant to the Optional Conversion (as defined below).

Except as specifically amended and supplemented by this Amendment No. 8, the Schedule 13D (as amended) remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 in Schedule 13D is hereby supplemented as follows:

Innoviva Sub made a convertible loan to the Issuer in an aggregate principal amount of $30,000,000, with funds provided from working capital of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 in Schedule 13D is hereby supplemented as follows:

The Reporting Persons acquired the secured convertible debt reported in this Amendment No. 8 for investment purposes. On the date of this Amendment No. 8, the Reporting Persons collectively own 25,076,769 shares of Common Stock of the Issuer, warrants to acquire an additional 19,364,647 shares of Common Stock of the Issuer, and the right to acquire an additional 19,736,843 shares of Common Stock of the Issuer upon conversion of the convertible loan.

Item 5. Interest in Securities of the Issuer

Item 5 in Schedule 13D is hereby supplemented as follows:

On January 10, 2023, the Issuer entered into, as borrower, a secured convertible credit and security agreement (the “Credit Agreement”) with Innoviva Sub. The Credit Agreement provides that as promptly as practicable after the effective date of the Credit Agreement, the Issuer and Innoviva Sub shall enter into a registration rights agreement, which will require that the Issuer file a registration statement for the resale of all securities issued to Innoviva Sub in connection with any conversion under the Credit Agreement (“Registration Statement”). As of the date of this filing of Amendment No. 8, the Reporting Persons collectively may be deemed to have beneficial ownership of 64,178,259 shares of Common Stock, representing approximately 85.3% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No. 8 to the Schedule 13D, based on 36,144,706 shares of Common Stock outstanding as of November 4, 2022, as set forth on the Issuer’s Quarterly Report on Form 10-Q, plus 19,736,843 shares of Common Stock issuable upon the exercise of certain conversion rights of the Reporting Persons in effect as of January 10, 2023 as disclosed on this Amendment No. 8, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Except as set forth in this Schedule 13D (as amended), the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 in Schedule 13D is hereby supplemented as follows:

On January 10, 2023, the Issuer entered into, as borrower, the Credit Agreement with Innoviva Sub. The Credit Agreement provides for a secured term loan facility in an aggregate amount of $30,000,000 (the “Loan”) at an interest rate of 8.0% per annum, and has a maturity date of January 10, 2024. Repayment of the Loan is required to be guaranteed by the Issuer’s domestic subsidiaries and foreign material subsidiaries, and the Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

The Credit Agreement provides that if a Qualified Financing (as defined in the Credit Agreement) occurs, the outstanding principal amount of, and all accrued and unpaid interest on, the Loan shall be converted (the “Mandatory Conversion”) into shares of the Company’s Common Stock at a price per share equal to a 15.0% discount to the lowest price per share for Common Stock paid by investors in a Qualified Financing (which price paid by investors in a Qualified Financing may not be less than a 15.0% discount to the closing price of Common Stock immediately prior to the consummation of a Qualified Financing event). The Credit Agreement also requires the Issuer to file a registration statement (the “Registration Statement”) for the resale of all securities issued to Innoviva Sub in connection with any conversion under the Credit Agreement. After the Registration Statement has been declared effective by the U.S. Securities and Exchange Commission (the “Commission”), any outstanding Loan amount, including all accrued and unpaid interest thereon, may be converted at Innoviva Sub’s option, into shares of Common Stock at a price per share equal to the greater of book value or market value per share of Common Stock on the date immediately preceding the effective date of the Credit Agreement, which is $1.52 (as may be appropriately adjusted for any stock split, combination or similar act) (the “Optional Conversion”).

The Credit Agreement contains customary affirmative and negative covenants and representations and warranties, including financial reporting obligations and certain limitations on indebtedness, liens, investments, distributions (including dividends), collateral, investments, mergers or acquisitions and fundamental corporate changes. The Credit Agreement also includes customary events of default, including payment defaults, breaches of provisions under the loan documents, certain losses or impairment of collateral and related security interests, the occurrence of certain events that could reasonably be expected to have a “material adverse effect” as set forth in the Credit Agreement, certain bankruptcy or insolvency events, and a material deviation from the Company’s operating budget.

The foregoing description of the terms of the Credit Agreement does not purport to be complete and is qualified in its entirety by the full text of the Credit Agreement, a copy of which is filed as Exhibit 10.1 to the Form 8-K of the Issuer filed with the Commission on January 10, 2023, and is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC BY INNOVIVA, INC. (ITS MANAGING MEMBER)

By:	/s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer